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09057654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC FILE NUMBER
8- 36372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullen Investment Group, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1404 S. College Road
(No. and Street)

Lafayette (City) LA (State) 70503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David C. Bordes (337) 237-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arsement, Redd & Morella, LLC
(Name – *if individual, state last, first, middle name*)

701 Robley Dr., Ste 200 (Address) Lafayette (City) LA (State) 70503 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/13

OATH OR AFFIRMATION

I, David C. Bordes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullen Investment Group, LTD, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
David C. Bordes
President
Title

ID 67380
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CULLEN INVESTMENT GROUP, LTD.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

TABLE OF CONTENTS

ARSEMENT
REDD &
MORELLA, LLC

Certified Public Accountants
Consultants

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA
Eric J. Benoit, CPA

Eileen D. Frugé, CPA*

Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA
Kathy J. David, CPA

Members of American Institute of Certified Public Accountants
Society of Louisiana Certified Public Accountants

* *Principal*

Independent Auditors' Report

To the Board of Directors
Cullen Investment Group, Ltd.
Lafayette, Louisiana

We have audited the accompanying consolidated statements of financial condition of Cullen Investment Group, Ltd. and Subsidiary (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cullen Investment Group, Ltd. and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Arsement, Redd & Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 18, 2009

Terrace Centre 701 Robley Dr. Suite 200 Lafayette, LA 70503 337 984-7010 Fax 337 981-6001 www.cpa-arm.com

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 16,425	$ 564,477
Cash and cash equivalents - restricted	2,968	2,410
Commissions receivable	15,966	19,760
Receivables – other	3,170	1,839
Investment securities owned:		
Marketable-restricted, at market value	14,047	48,990
Marketable-unrestricted, at market value	351,526	488,806
Prepaid expenses	6,891	8,741
Property and equipment, net of accumulated depreciation of $169,963 and $138,015, respectively	45,460	74,938
Deposits and other	188	262
TOTAL ASSETS	$ 456,641	$ 1,210,223

LIABILITIES AND STOCKHOLDER'S EQUITY

		2008		2007
Accounts payable	$	23,866	$	18,979
Accrued expenses		73,360		188
Bank overdraft		433		-0-
Total Liabilities		97,659		19,167
Common stock, no par value, 1,000 shares authorized, issued and outstanding		10,000		10,000
Additional paid-in capital		19,774		19,774
Retained earnings		329,208		1,161,282
Total Stockholder's Equity		358,982		1,191,056
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	456,641	$	1,210,223

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2008 and 2007

	2008	2007
REVENUE		
Commissions	$ 672,954	$ 557,292
Investment advisory fees	1,069,005	1,073,518
Unrealized gain (loss) on securities	(221,425)	76,698
Realized gain (loss) on sale of securities	(9,263)	266
Dividend income	21,047	43,195
Interest income	-0-	91
Other income	6,921	37,840
Total Revenue	1,539,239	1,788,900
OPERATING EXPENSES		
Clearing cost	242,643	142,724
Commissions	297,620	252,287
Depreciation	32,023	32,210
Interest expense	61	178
Loss on disposal of equipment	-0-	63
General and administrative expenses	648,966	669,930
Total Operating Expenses	1,221,313	1,097,392
NET INCOME	$ 317,926	$ 691,508

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2008 and 2007

	Common Stock				
	Shares Outstanding	Amount	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2006	1,000	$ 10,000	$ 19,774	$ 969,774	$ 999,548
Net Income				691,508	691,508
Dividend Distributions	--	--	--	(500,000)	(500,000)
Balance, December 31, 2007	1,000	10,000	19,774	1,161,282	1,191,056
Net Income				317,926	317,926
Dividend Distributions	--	--	--	(1,150,000)	(1,150,000)
Balance, December 31, 2008	1,000	$ 10,000	$ 19,774	$ 329,208	$ 358,982

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2008 and 2007

Subordinated borrowings at December 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Subordinated borrowings at December 31, 2007		-0-
Increases		-0-
Decreases		-0-
Subordinated borrowings at December 31, 2008	$	-0-

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from commissions and fees	$ 1,745,753	$ 1,626,252
Cash paid for expenses and supplies	(762,579)	(750,893)
Cash paid to employees and officer	(348,134)	(363,339)
Proceeds from sale of investment securities	22,140	865
Cash paid for purchase of investment securities	(80,605)	(6,266)
Interest, dividends and other income received	27,968	81,126
Net Cash Provided By Operating Activities	604,543	587,745
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,470)	(14,574)
Net Cash Used by Investing Activities	(2,470)	(14,574)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from bank overdraft	433	-0-
Dividends paid	(1,150,000)	(500,000)
Net Cash Used by Financing Activities	(1,149,567)	(500,000)
Net Increase (Decrease) in Cash and Cash Equivalents	(547,494)	73,171
CASH AND CASH EQUIVALENTS, Beginning of Year	566,887	493,716
CASH AND CASH EQUIVALENTS , End of Year	$ 19,393	$ 566,887

	2008	2007
Cash and cash equivalents include the following accounts:		
Cash and cash equivalents	$ 16,425	$ 564,477
Cash and cash equivalents – restricted	2,968	2,410
Cash and Cash Equivalents, End of Year	$ 19,393	$ 566,887

	2008	2007
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net income	$ 317,926	$ 691,508
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	32,023	32,210
(Gain) Loss on disposal of assets	9,263	(203)
Unrealized (gain) loss on marketable securities	221,425	(76,698)
Proceeds from sale of investment securities	22,140	865
Purchase of investment securities	(80,605)	(6,266)
Changes in:		
Commissions receivable	3,794	(4,558)
Accounts payable	4,887	4,581
Other receivables and payables	73,690	(53,694)
Total Adjustments	286,617	(103,763)
Net Cash Provided by Operating Activities	$ 604,543	$ 587,745

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Cullen Investment Group, Ltd., was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of section k(2)(ii) of the Securities and Exchange Commissions Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers and is registered as a securities dealer with the state of Louisiana. The Company's customers are principally located in Lafayette, LA and the surrounding area.

Method of Accounting - The accounting records of the Company are maintained on the accrual basis of accounting.

Principles of Consolidation – The consolidated financial statements include the accounts of Cullen Investment Group, Ltd., and its wholly-owned subsidiary, Cullen Aviation, LLC, all collectively referred to as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents - The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Depreciation - Property and equipment are recorded at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the individual assets which range from 5 to 7 years.

Investment Securities – The Company's marketable securities are recorded on the trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Financial instruments, including the Company's investment securities are recorded at fair value in accordance with FASB Statement No. 157 (See Note 2).

Commission Expense - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue - Commission income and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes – The Company has elected S corporation status effective October 1, 2004. Earnings and losses after that date are included in the personal income tax returns of the stockholder and taxed depending on his personal tax strategies. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company has elected to defer the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes", under the provisions of FSP FIN 48-3.

NOTE 2 – FAIR VALUE

The Company adopted the provision of FASB Statement No. 157 effective January 1, 2008. The adoption of FASB Statement No. 157 did not have a material effect on the Company's consolidated financial statements.

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157 , are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE 2 – FAIR VALUE, continued

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008.

Fair Value Measurements on a Recurring Basis
As of December 31, 2008

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Financial instruments owned:					
Equities-Stocks and Mutual Funds	$365,573	$0	$0	$0	$365,573
Totals	$365,573	$0	$0	$0	$365,573

The Company had no liabilities subject to fair value measurements on a recurring basis under FASB Statement No. 157 during the year ended December 31, 2008. Also the Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2008.

NOTE 3 - RESTRICTED FUNDS AND SECURITIES

The Company is a fully disclosed broker clearing principally through one New York stock exchange firm. This clearing firm required the Company to maintain a minimum deposit in cash and (or) securities of $25,000 as of December 31, 2008 and 2007, as a reserve requirement. At December 31, 2008 and 2007, restricted funds and securities under the arrangement were as follows:

	2008	2007
Marketable securities-restricted (Note 4)	$ 14,047	$ 48,990
Money market funds-restricted	2,968	2,410
	$ 17,015	$ 51,400

As of December 31, 2008 the restricted funds and securities dropped below $25,000 due to declines in the values of the marketable securities. The minimum of $25,000 was restored subsequent to December 31, 2008 by the transferring of additional cash into the restricted account.

NOTE 4 - INVESTMENT SECURITIES

Investment securities consist of marketable securities, primarily publicly traded stocks and mutual funds and are valued as further discussed in Note 2. The following is a summary of marketable securities at December 31, 2008 and 2007:

	2008	2007
Marketable securities-restricted (Note 3)	$ 14,047	$ 48,990
Marketable securities-unrestricted	351,526	488,806
	$ 365,573	$ 537,796

For purposes of determining the gain or loss on a sale, the cost of securities sold is based on the average cost of all shares of each security held at the date of sale plus or minus any previous unrealized losses or gains recognized in income.

Unrealized gains (losses) on marketable securities recognized at December 31, 2008 and December 31, 2007 totaled $(221,425) and $76,698, respectively. For securities held at both the beginning and end of the reporting periods, unrealized gains are based on the change in market value during the year. For securities held at the end of the reporting periods which were purchased during the year, unrealized gains are based on the difference between the purchase price and market value at the end of the reporting period.

NOTE 5 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment - a t cost, less accumulated depreciation:

	2008	2007
Office equipment	$ 24,638	$ 22,393
Furniture and fixtures	113,004	112,779
Transportation equipment	76,781	76,781
Leasehold improvements	1,000	1,000
	215,423	212,953
Less: Accumulated depreciation	(169,963)	(138,015)
Total	$45,460	$ 74,938

Total depreciation expense charged to operations for the years ended December 31, 2008 and 2007 was $32,023 and $32,210, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company acquired approximately $5,475 of decorative office fixtures from family members of the Company's stockholder.

The Company leases office space from an entity owned by the Company's stockholder. The lease extends through December 31, 2009. Net rent expense paid to this entity totaled approximately $46,200 and $46,200 for the years ended December 31, 2008 and 2007, respectively. Future minimum rental payments due under this arrangement for the next 5 years total $46,200 for the year ending December 31, 2009, and none thereafter.

NOTE 7 - CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable.

The Company places its cash and cash equivalents with highly rated financial institutions.

The Company is dependent upon one major firm for a substantial portion of its commission revenue and clearing services. Commissions and fees from this firm totaled approximately $719,000 and $525,000 for the years ended December 31, 2008 and 2007, respectively. The Company extends credit to this firm and net commissions due from this firm were $14,725 and $14,320 at December 31, 2008 and 2007, respectively. In addition, the Company generally does not require collateral or other security to support its commission receivables.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $232,006 which was $132,006 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.421 to 1, at December 31, 2008.

NOTE 9 – RETIREMENT PLANS

During the years ended December 31, 2008 and 2007, the Company maintained a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $66,000 and $57,767 for the years ended December 31, 2008 and 2007. The Company contributed at an average rate of 19% and 16% of total compensation for the years ended December 31, 2008 and 2007, respectively.

ARSEMENT
REDD &
MORELLA, LLC

Certified Public Accountants
Consultants

Christopher C. Arsement,
CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA
Eric J. Benoit, CPA

Eileen D. Frugé, CPA*

Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA
Kathy J. David, CPA

Members of American Institute of
Certified Public Accountants
Society of Louisiana
Certified Public Accountants

* *Principal*

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Cullen Investment Group, Ltd.
Lafayette, Louisiana

We have audited the accompanying consolidated financial statements of Cullen Investment Group, Ltd. and Subsidiary as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 18, 2009. Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on pages 14 through 17 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but pages 15 through 17 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Arsement, Redd + Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 18, 2009

Terrace Centre 701 Robley Dr. Suite 200 Lafayette, LA 70503 337 984-7010 Fax 337 981-6001 www.cpa-arm.com

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31, 2008 and 2007

	2008	2007
Auto expense	$ 5,958	$ 7,042
Bank charges	137	225
Computer supplies	10,779	9,874
Contract labor	7,814	12,271
Contributions	11,780	23,266
Dues and subscriptions	8,883	6,760
Education	40	801
Entertainment	11,299	13,062
Fuel	4,746	5,399
Insurance	10,512	8,842
Medical-HSA	5,449	5,000
Miscellaneous	8,877	6,616
Office expense	13,650	9,756
Office salaries	100,940	101,141
Officer's salary	247,194	262,198
Payroll taxes	17,883	17,708
Pension plan expense	66,000	57,767
Postage	5,029	4,751
Professional services	15,860	15,977
Publications	357	-0-
Quotes and research	13,647	14,123
Registration and licenses	5,719	5,669
Rent	48,367	48,340
Repairs and maintenance	6,011	6,944
Taxes -- other	4,991	4,358
Telephone	7,020	6,727
Travel	2,538	8,702
Utilities	7,486	6,611
Total General and Administrative Expenses	$ 648,966	$ 669,930

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
Years Ended December 31, 2008 and 2007

NET CAPITAL	2008	2007
Total consolidated stockholder's equity	$ 358,982	$ 1,191,056
Deduct stockholder's equity not allowable for net capital	-0-	-0-
Total stockholder's equity qualified for net capital	358,982	1,191,056
Add:		
Subordinated borrowings allowable in computation of net capital	-0-	-0-
Other deductions or allowable credits	-0-	-0-
Total capital and allowable subordinated borrowings	358,982	1,191,056
Deduction and/or charges:		
Non-allowable assets:		
Property and equipment	45,460	74,938
Note receivable-stockholder	-0-	-0-
Non-marketable securities	-0-	-0-
Other	26,294	30,640
	71,754	105,578
Net capital before haircuts on securities positions	287,228	1,085,478
Haircuts on securities	(55,222)	(91,627)
NET CAPITAL	$ 232,006	$ 993,851
AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition		
Accounts payable and accrued liabilities	$ 97,226	$ 19,167
Other	433	-0-
Total Aggregate Indebtedness	$ 97,659	$ 19,167
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
Required on aggregate indebtedness (a)	$ 6,510	$ 1,278
Required of reporting broker or dealer (b)	$ 100,000	$ 100,000
Net capital requirement [greater of (a) or (b)]	$ 100,000	$ 100,000
Net capital in excess of minimum	132,006	893,851
Net capital	$ 232,006	$ 993,851
Ratio: Aggregate Indebtedness to Net Capital	0.421 to 1	0.019 to 1

NOTE: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

See independent auditors' report on supplementary information.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

RECONCILIATIONS OF NET CAPITAL
Years Ended December 31, 2008 and 2007

	2008	2007
NET CAPITAL, as reported on Part IIA (unaudited) FOCUS report	$ 232,006	$ 993,851
Reconciling Items:		
None	-0-	-0-
NET CAPITAL, as reported on the attached statements	$ 232,006	$ 993,851

NOTE: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

See independent auditors' report on supplementary information.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

EXEMPTIONS
Years Ended December 31, 2008 and 2007

The Company does not hold customer funds or securities. Therefore, it is exempt from Rule 15c3-3. Accordingly, the Company is not required to submit a computation for determination of reserve requirement under Rule 15c3-3, information relating to the possession or control requirements under Rule 15c3-3 and a schedule of segregation requirements and funds in segregation-customers' regulated commodity futures and options accounts.

ARSEMENT
REDD &
MORELLA, LLC

Certified Public Accountants
Consultants

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA
Eric J. Benoit, CPA

Eileen D. Frugé, CPA*

Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA
Kathy J. David, CPA

Members of American Institute of Certified Public Accountants
Society of Louisiana Certified Public Accountants

* *Principal*

Independent Auditors' Supplementary Report on Internal Accounting Control

Board of Directors
Cullen Investment Group, Ltd.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cullen Investment Group, Ltd. and Subsidiary (the Company), as of and for the year ended December 31, 2008, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (Internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17-a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Terrace Centre 701 Robley Dr. Suite 200 Lafayette, LA 70503 337 984-7010 Fax 337 981-6001 www.cpa-arm.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arsement, Redd + Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 18, 2009

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